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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/2014_____ AND ENDING_____12/31/2014_____

_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUMRIDGE PARTNERS, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

111 TOWN SQUARE PLACE

_____(No. and Street)_____

JERSEY CITY	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS O'BRIEN   201-898-2525

_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP

_____(Name – if individual, state last, first, middle name)_____

1185 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
< MAR 0 2 2015 >
WASH. D.C. SECTION
191

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I__THOMAS O'BRIEN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SUMRIDGE PARTNERS LLC_____ , as of _December 31,_____, 2014____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions_____

_____

_____

Thomas O'Brien
_____
Signature

JUSTIN GRACIA
NOTARY PUBLIC OF NEW JERSEY
I.D. #. 2451337
My Commission Expires 1/5/2020

_____CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SumRidge Partners, LLC

Statement of Financial Condition

December 31, 2014



Contents

 McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
SumRidge Partners, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of SumRidge Partners, LLC (the "Company") as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SumRidge Partners, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New York, New York
February 27, 2015

1

SumRidge Partners, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 1,130,509
Due from clearing broker, net	10,494,362
Securities owned, at fair value	259,749,341
Furniture and equipment, net	48,379
Due from related party	30,810
Other assets	304,564
Total assets	**$271,757,965**

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$219,039,178
Accounts payable and accrued expenses	9,446,038
Total liabilities	**228,485,216**
Member's equity	43,272,749
Total Liabilities and Member's Equity	**$271,757,965**

See Notes to Statement of Financial Condition.

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 1.   Organization and Summary of Significant Accounting Policies

Nature of operations: SumRidge Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of SumRidge Partners Holdings, LLC (the Parent).

The Company is primarily engaged in trading fixed income securities on a principal basis, including U.S. Treasury Bonds, corporate bonds, and municipal bonds. All proprietary and customer transactions are executed and cleared through another registered broker dealer, JP Morgan Clearing Corp. (the Clearing Broker Dealer), on a fully disclosed basis, and as such, the Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. The Clearing Broker Dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principle (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities and derivatives transactions: Proprietary securities and derivatives transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in proprietary trading, net on the statement of operations. Interest income and expense are recognized on the accrual basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Note 1.   Organization and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions for the Company. The Parent and the Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2011.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2.   Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

> Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

Note 2.   Assets and Liabilities Reported at Fair Value (Continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Corporate bonds - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Municipal bonds – municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or , (3) in certain instances securities are valued principally using dealer quotations. Municipal bonds are categorized in Level 1, Level 2, or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

U.S. agency securities - U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities. Mortgage pass-throughs include to-be-announced (TBA) securities and mortgage pass-through certificates. TBA securities and mortgage pass-throughs are generally valued using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Mortgage backed securities – MBS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is either based on prices of comparable securities or cash flow models that consider inputs including default rates, conditional prepayment rates, loss severity, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only securities, which in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. MBS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Preferred securities – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Note 2.   Assets and Liabilities Reported at Fair Value (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements Quoted Prices in Active Market for Identical Assets Level 1	Fair Value Measurements With External Observable Pricing Data Level 2	Fair Value Measurements With Significant Unobservable Pricing Data Level 3	Total
Assets:				
Corporate bonds	$ -	$ 217,567,276	$ -	$ 217,567,276
Municipal bonds	-	29,824,820	-	$ 29,824,820
U.S. treasury notes	11,028,444	-	-	$ 11,028,444
U.S. agency securities	25,216	-	-	$ 25,216
Mortgage backed securities	-	1,292,585	-	$ 1,292,585
Preferred securities	-	11,000	-	$ 11,000
	$ 11,053,660	$ 248,695,681	$ -	$ 259,749,341
Liabilities:				
Corporate bonds	$ -	$ 206,253,958	$ -	$ 206,253,958
U.S. treasury notes	12,785,220	-	-	$ 12,785,220
	$ 12,785,220	$ 206,253,958	$ -	$ 219,039,178

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels and is recognized by the Company at the end of each reporting period. There were no transfers between Levels 1, 2 or 3 during the year.

Note 3.   Due from Clearing Broker, Net

Due from clearing broker, net at December 31, 2014, consists of the following:

	Receivable	Payable	Net
Cash/Margin	$ 60,586,086	$ 50,540,100	$ 10,045,987
Interest	4,586,254	4,137,879	448,376
	$ 65,172,340	$ 54,677,978	$ 10,494,362

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4. Furniture and Equipment, Net

At December 31, 2014, the Company had furniture and equipment as follows:

Computer equipment	$	121,606
Furniture	$	6,859
Leasehold improvement		44,962
		173,427
Less accumulated depreciation		(125,048)
	$	48,379

Note 5. Related Party

The Parent has adopted an equity plan whereby it grants common units (issued as profit interests) to employees, managers, officers and consultants of the Company. As of December 31, 2014, limitation on issuance of these units is 20,875,611 common units and these units provide the holder the right to share in the appreciation in the value of the Parent from the date of grant forward. Among other things as defined in the agreement, these units are subject to a threshold amount and vesting periods as determined by the Board of Managers of the Parent. As of December 31, 2014, 18,140,003 units were granted and outstanding. The Parent has elected to value these units on the fair value method.

During 2014, the Company made payments totaling $5,593 on behalf of affiliates, owners, and the sole member. As of December 31, 2014 the total amount due to affiliates was $30,810 and was presented as Due from Related Party in the accompanying Statement of Financial Condition.

Note 6. Commitments

On November 5, 2012, the Company entered into a lease amendment and term extension agreement, which extended the lease through June 30, 2016. At the end of this lease term, the Company has the option to extend the lease through June 30, 2019. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space. Future minimum rental payments under this non-cancelable operating lease with remaining terms in excess of one year as of December 31, 2014 for each of the remaining years and in the aggregate are:

Year ending December 31,		
2015		173,763
2016		87,434
	$	261,197

Note 7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

Securities transactions are cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

Note 7. Off-Balance-Sheet Risk and Concentrations of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities with various financial counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of failing to settle or settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is the Company's policy to review, when determined to be necessary, the creditworthiness of its counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports based on pre-established risk metrics are produced and reviewed by management to mitigate market risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014.

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer (JP Morgan Clearing Corp.).

Note 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of approximately $13,900,000 and $630,000, respectively, and its net capital ratio was 0.68 to 1.0. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to among other things, the minimum net capital requirements and certain notification requirements.

Note 9. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing broker (JP Morgan Clearing Corp.) against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.